

February 12, 2013

<u>Via E-Mail</u>
Mr. J. Stephen Wilson
Chief Financial Officer
LiveReel Media Corporation
2300 Yonge Street, Suite 1710
PO Box 2408
Toronto, Ontario M4P 1E4, Canada

      Re: LiveReel Media Corporation
              Form 20-F for the year ended June 30, 2012
              Filed October 29, 2012
              File No. 000-50492

Dear Mr. Wilson:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Linda Cvrkel

                    Linda Cvrkel
                    Branch Chief